Zerify, Inc.

1090 King Georges Post Road, Suite 603

Edison, NJ 08837

(732) 661-9641

August 3, 2023

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: SEC Attorney J Woo; wooj@sec.gov

Re:        Request for Effectiveness Notice – Zerify, Inc. (the “Company”) S-1/A (Amendment Number 4)  filed on    August 3,  2023 (File Number 333-272-673) (originally filed on June 15, 2023)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced S-1 be declared effective by the Securities and Exchange Commission by 4:00 p.m., Monday, August 7, 2023.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for effectiveness.

Thank you.

Sincerely yours,

/s/ Mark L Kay

By: Mark L Kay

Chief Executive Officer